manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

April 26, 2019

Via EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233

Attention: Ms. Jessica Livingston and Ms. Erin Purnell
Office of Financial Services

Re:	StreetShares, Inc. Offering Statement on Form 1-A Filed February 7, 2019 File No. 024-10944

Dear Ms. Livingston and Ms. Purnell:

We are submitting this letter on behalf of our client, StreetShares, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated March 6, 2019 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on February 7, 2019.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

Offering Statement on Form 1-A filed February 7, 2019

Interest Rate, page 2

1.	We note the statement on pages 2 and 6 that the terms of the Notes will be made available on the StreetShares platform and on the StreetShares website and other statements that purchases in this offering can be made on the website. Please advise the reason for making the terms of these Notes available on the lending platform and whether Note purchases can also be made on the platform.

Response: The Company respectfully clarifies that it offers the Notes on the StreetShares website, located at www.streetshares.com, which is the StreetShares platform, and thus, also referred to as the StreetShares platform interchangeably with the Streetshares website. The Company has revised the disclosure to reflect this clarification. Please see p. 2 and p. 6.

StreetShares Platform, page 3

2.	We note the disclosure of the auto-invest program in which investors can opt to automatically invest in new StreetShares Notes at maturity or automatically invest in additional StreetShares Notes on a monthly basis subject to parameters designated by the investor on the platform. Please provide your analysis of how this program complies with Section 5 of the Securities Act, including whether or not you intend to register the offer and sale of notes made in connection with the program, or remove this feature from your offering.

If you retain the auto-invest program, please advise as to the reason for your disclosure that initial investments are made on the website while subsequent auto-invest investments are made on the platform. Please also further describe the material aspects of the auto-invest program in your offering circular, including when, where and how and investor will make the auto-invest decision, how the investor will communicate their parameters for interest rate, term and type of note and what occurs if the investor does not select to reinvest. Clarify the process, including timing and any notification procedures, for return of the note principal and any interest at maturity. We may have further comments.

Response: The Company believes that the auto-invest program complies with Section 5 of the Securities Act because the Company will be engaging in a continuous offering of StreetShares Notes pursuant to Rule 251(d)(3), and any additional issuances of Notes by the Company pursuant to the terms of the auto-invest program shall be made pursuant to the terms of the Offering Circular and Rule 251(d)(3).

The Company respectfully clarifies that it offers the Notes on the StreetShares website, located at www.streetshares.com, which is also referred to interchangeably as the StreetShares platform. Please see p. 2 and p. 6.

The Company has revised the disclosure to further describe the material aspects of the auto-invest program in the Offering Circular. Please see p. 2 and p. 35.

3.	In addition, for each period presented, please revise your disclosure to quantify the approximate percentage of investors that have elected to participate in your auto-invest program. To the extent changes or trends in your auto-invest program result in an impact on your loan origination volume and/or financial results, please provide appropriate discussion and analysis.

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Response: The Company has not yet deployed the auto-invest program for investors who wish to participate. As a result, the approximate percentage of investors that have elected to participate in the program is 0%.

Strategic Partnerships, page 3

4.	We note your disclosure that you attract borrowers and investors from outreach efforts, as well as through strategic partnerships, including membership organizations, corporate entities, banks, credit unions, and others who refer potential members. We also note your disclosure that you have an ongoing relationship with an institutional debt investor that lends to a wholly-owned subsidiary of StreetShares. Please revise to provide an enhanced discussion of each of the significant strategic partnerships in which you are involved, including material terms of any contracts or agreements.

Response: The Company has revised the disclosure to provide an enhanced discussion of the significant strategic partnership with Community Investment Management in which the Company is involved and the fact that from time to time, the Company enters into various strategic partnerships with retail financial institutions such as banks and credit unions. Please see p. 3.

5.	As a related matter, please revise to disclose if you provide any compensation or benefit to individuals or entities such as lending institutions that refer borrowers to your platform.

Response: The Company has revised the disclosure to provide that from time to time, the Company participates in referral arrangements with various banks and lending institutions to refer borrowers to the Company, which provide for the payment of compensation to such referring financial institutions. While the Company believes that each referral agreement with a referral partner is unique and compensation may vary, in all instances, any compensation paid by the Company is intended to be a flat fee for each referral that satisfies certain criteria and such fee will not be contingent upon the amount of funding nor the interest rate or amount of fees charged to the borrower referred to the Company by such referral partner. Please see p. 3.

About the Company
Products – (a) Lending Products, page 19

6.	We note your disclosure that the term loan and Patriot Express Line of Credit products are fully amortizing and have flexible repayment options of 3 month, 6 month, 1 year, 18 month, 2 year and 3 year terms with business lending products ranging from $2,000 to $250,000 and interest rates starting in the upper single digits for most qualified borrowers. Please enhance your disclosure here, or in the MD&A, to quantify the range of interest rates charged and to include the weighted average amount, term and APR of loans facilitated for each period presented. In connection with this disclosure, please also provide appropriate discussion and analysis of any significant changes or trends.

Response:

The Company has revised the disclosure to include the information requested. Please see p. 19.

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7.	We note your disclosure that if the applicant meets the established criteria, StreetShares funds a portion of the deal itself. We also note your disclosure on page 1 that StreetShares “usually” funds a portion of the deal itself. Please revise this disclosure to clarify whether you fund a portion of every deal. If you do not fund a portion of every deal, please also revise your disclosure here, or in the MD&A, to quantify, for each period presented, the amount or percentage of loan originations in which you have not participated and discuss the facts and circumstances that caused you not to participate.

Response:

The Company has revised the disclosure to provide that the Company funds a portion of every deal. Please see p. 1 and p. 19.

8.	Please revise your disclosure here, or in the MD&A, to disclose the average yield (i.e., revenue / average balance of loans) by loan products for each period presented.

Response:

The Company respectfully highlights that investors who invest in StreetShares Notes are not investing in individual loans, and as such, the Company does not believe that the provision of the average yield by loan products for each period presented in the MD&A is relevant for purposes of an investor assessing whether such investor wishes to purchase a StreetShares Note. The proceeds of the StreetShares Notes will be used by the Company for a variety of purposes, as set forth in the Offering Circular, such as general corporate purposes, expenses related to filing of this offering statement, to fund a pool of loans that reaches across the Company’s entire portfolio of loans, among others. The Company believes that the provision of information regarding the average yield by loan products for each period presented in the MD&A would be a more appropriate metric if investors were allowed to invest directly into any loans originated by the Company. However, StreetShares Notes investors are prohibited from investing directly into loans and lines of credit. As a result, the Company has not revised the disclosure.

The Company also notes that subsequent to the qualification of the Original Offering Circular, two competitors of the Company, CNote Group, Inc. and Worthy Peer Capital, Inc. have issued debt securities very similar to those offered by the Company pursuant to Regulation A, Tier 2 offerings and neither CNote Group, Inc. nor Worthy Peer Capital, Inc. have disclosed the average yield of their respective loan products for each period presented in their respective offering circulars.

9.	We note your disclosure of the multiple ways that StreetShares generates revenues. Please revise your disclosure to discuss how each of the different fees or income streams is determined and presented in the financial statements.

Response: The Company has revised the disclosure to discuss how each of the different fees or income streams is determined and presented in the financial statements. Please see p. 19.

Products – (b) Contract Financing Products, page 19

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10.	Please revise to disclose when you began offering these products and provide the number of contract receivable arrangements you have entered into to date. Please also provide the aggregate dollar amount financed as well as the average amount per arrangement.

Response: The Company has revised the disclosure to provide the date that the Company began offering Contract Financing Products, the number of contract receivable arrangements entered into to date, and the aggregate dollar amount financed and the average amount per arrangement. Please see p. 20.

11.	Please revise your disclosure to discuss the types of fees associated with these products, how the fee(s) are determined and presented in the financial statements.

Response: The Company has revised the disclosure to discuss the types of fees associated with the Contract Financing Products offered by the Company, how the fee(s) are determined and presented in the financial statements. Please see p. 19 and p. 20.

Products – (c) Investing Products
StreetShares Notes, page 20

12.	Please state the number and aggregate amount of StreetShares Notes that are currently outstanding. Include information about the interest rates and remaining terms on the outstanding notes, and describe the rate at which you have called, redeemed or prepaid any of your previously issued notes.

Response: Pursuant to a qualified Regulation A Offering Circular qualified by the Staff on February 17, 2016 (the “Original Offering Circular”), the Company sold $15,791,450 in Notes in the 2018 calendar year. As of December 31, 2018, the Company sold $20,518,225 worth of Notes and has redeemed an amount equal to $3,758,425 in previously issued Notes. Please see p. 20.

Fees on StreetShares Notes, page 22

13.	We note your disclosure that Note investors are not typically charged a servicing fee for their investments, but may be charged a transaction fee if their method of investment requires you to incur an expense. Please expand this disclosure to describe the situation(s) in which you may incur an expense and the type(s) of expenses that may be incurred. Also, revise to disclose how the transaction fee is determined and accounted for in the financial statements.

Response: The Company has revised its disclosure to reflect that investors will not be charged a transaction fee if such investors’ method of investment requires the Company to incur an expense. Please see p. 22.

14.	We also note the statement that “Note investors who withdraw their funds may be charged with a 1% transaction fee that is capped at the amount of interest accrued at the time of withdrawal.” Please further explain the terms and circumstances of withdrawing funds from a Note investment.

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Response: The Company respectfully explains that an investor may withdraw or redeem a Note any time after thirty-one (31) days of such investor’s initial investment in a Note. Whether a 1% transaction fee is assessed is dependent on the timing of such investor’s withdrawal or redemption. Generally, at each annual anniversary of an investor's initial Note purchase, and for a two (2) week period thereafter, the investor may withdraw any or all funds without any transaction fees assessed to such investor. At all other times outside the anniversary date and corresponding two (2) week period, if an investor wishes to withdraw or redeem such investor’s Note, such investor will be charged with a 1% transaction fee on the principal amount that such investor wishes to withdraw, provided that, such 1% transaction fee amount shall not exceed the amount of interest earned to-date on such investor’s Note. Please see p. 22.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

15.	Please revise your MD&A to provide quantitative information related to your financial condition and changes in financial condition, focusing on your loan portfolio and related credit metrics. For example, for each period presented, disclose the composition of your loan portfolio at period end, a roll forward of your loan balance with originations broken out by renewals and new loans and key credit metrics for each loan category (e.g., delinquency status, aging table, historical charge-offs, charge-off percentage, reserve ratio, etc.). Also provide a qualitative discussion to allow an investor to assess the underlying credit risk or trends in credit risk associated with your loans and how changes in credit risk are reflected in your allowance and provision for loan losses.

Response: The Company respectfully highlights that investors who invest in StreetShares Notes are not investing in individual loans, and as such, the Company does not believe that the provision of the information requested by the Staff is relevant for purposes of an investor assessing whether such investor wishes to purchase a StreetShares Note. The proceeds of the StreetShares Notes will be used by the Company for a variety of purposes, as set forth in the Offering Circular, such as general corporate purposes, expenses related to filing of this offering statement, to fund a pool of loans that reaches across the Company’s entire portfolio of loans, among others. The Company believes that the overall performance of the Company is a more appropriate metric for prospective investors in StreetShares Notes to evaluate in determining whether such investors wish to invest in StreetShares Notes.

The Company also notes that subsequent to the qualification of the Original Offering Circular, two competitors of the Company, CNote Group, Inc. and Worthy Peer Capital, Inc. have issued debt securities very similar to those offered by the Company pursuant to Regulation A, Tier 2 offerings and neither CNote Group, Inc. nor Worthy Peer Capital, Inc. have disclosed such requested information in their respective offering circulars.

16.	We [note] your disclosure on pages 19 and 20 that lending products are collectively funded by the Company’s direct lending account, institutional capital providers, accredited investors and retail investors. Please revise to disclose, in tabular format for each loan category, the amount and / or percentage of originations funded by each material investment channel. Also, to the extent changes or trends in originations by channel result in an impact on your origination volume and / or financial results, please provide appropriate discussion and analysis.

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Response: The Company respectfully highlights that investors who invest in StreetShares Notes are not investing in individual loans, and as such, the Company does not believe that the provision of the information requested by the Staff is relevant for purposes of an investor assessing whether such investor wishes to purchase a StreetShares Note. Because investors who invest in StreetShares Notes are not investing in individual loans or contract financing products, the Company believes that the Company’s proprietary funding mix will have limited, if any, relevance, in an investor’s decision to purchase a StreetShares Note. The proceeds of the StreetShares Notes will be used by the Company for a variety of purposes, as set forth in the Offering Circular, such as general corporate purposes, expenses related to filing of this offering statement, to fund a pool of loans that reaches across the Company’s entire portfolio of loans, among others.

The Company also notes that subsequent to the qualification of the Original Offering Circular, two competitors of the Company, CNote Group, Inc. and Worthy Peer Capital, Inc. have issued debt securities very similar to those offered by the Company pursuant to Regulation A, Tier 2 offerings and neither CNote Group, Inc. nor Worthy Peer Capital, Inc. have disclosed such requested information in their respective offering circulars.

17.	As a related matter, please revise to disclose the amount and / or percentage of contract financing products (i.e., factored receivables) funded by each of these investment channels.

Response: The Company respectfully highlights that investors who invest in StreetShares Notes are not investing in individual loans, and as such, the Company does not believe that the provision of the requested information is relevant for purposes of an investor assessing whether such investor wishes to purchase a StreetShares Note. Because investors who invest in StreetShares Notes are not investing in individual loans or contract financing products, the Company believes that the Company’s proprietary funding mix will have limited, if any, relevance, in an investor’s decision to purchase a StreetShares Note. The proceeds of the StreetShares Notes will be used by the Company for a variety of purposes, as set forth in the Offering Circular, such as general corporate purposes, expenses related to filing of this offering statement, to fund a pool of loans that reaches across the Company’s entire portfolio of loans, among others.

The Company also notes that subsequent to the qualification of the Original Offering Circular, two competitors of the Company, CNote Group, Inc. and Worthy Peer Capital, Inc. have issued debt securities very similar to those offered by the Company pursuant to Regulation A, Tier 2 offerings and neither CNote Group, Inc. nor Worthy Peer Capital, Inc. have disclosed such requested information in their respective offering circulars.

Trends and Keys Affecting Our Performance, page 25

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18.	We note your disclosure that growth in originations has been driven by the addition of new borrower, increasing business from existing and previous borrowers, increasing average loan size and new lending products. Please revise to discuss the key drivers behind the increase in average loan size and new lending products growth. In addition, please revise to include the following key operating metrics related to your borrowers:

●	The number of new borrowers that borrowed money during each period presented;

●	The total number of borrowers that borrowed money during each period presented;

●	The average loan amount for each borrower and the total amount of loan facilitated on your platform for each period presented; and

●	The percentage loan applications submitted by your borrowers that were approved during each period presented.

Response: The Company respectfully highlights that investors who invest in StreetShares Notes are not investing in individual loans, and as such, the Company does not believe that the provision of the information requested by the Staff is relevant for purposes of an investor assessing whether such investor wishes to purchase a StreetShares Note. Because investors who invest in StreetShares Notes are not investing in individual loans or contract financing products, the Company believes that information regarding the Company’s proprietary borrower composition will have limited, if any, relevance, in an investor’s decision to purchase a StreetShares Note. The proceeds of the StreetShares Notes will be used by the Company for a variety of purposes, as set forth in the Offering Circular, such as general corporate purposes, expenses related to filing of this offering statement, to fund a pool of loans that reaches across the Company’s entire portfolio of loans, among others.

The Company also notes that subsequent to the qualification of the Original Offering Circular, two competitors of the Company, CNote Group, Inc. and Worthy Peer Capital, Inc. have issued debt securities very similar to those offered by the Company pursuant to Regulation A, Tier 2 offerings and neither CNote Group, Inc. nor Worthy Peer Capital, Inc. have disclosed such requested information in their respective offering circulars.

Management, page 28

19.	Where it is not otherwise apparent from the stated terms of office, please revise to specifically disclose management’s business experience over that past five years to include dates of employment. Refer to Item 10(c) of Form 1-A.

Response: The Company has revised the disclosure to disclose management’s business experience over the past five years to include dates of employment. Please see p. 29.

Compensation of Directors and Executive Officers, page 31

20.	Please expand the table to include the capacities in which the compensation was received by each listed person pursuant to Item 11 of Form 1-A.

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Response: The Company has revised the disclosure to include the capacities in which the compensation was received by each listed director and/or executive officer. Please see p. 31.

21.	Please revise to provide the aggregate annual compensation of your directors as a group for your last completed fiscal year. Refer to Item 1(b) of Form 1-A.

Response: The Company has revised the disclosure to provide the aggregate annual compensations of the Company’s directors as a group for the last completed fiscal year. Please see p. 31.

Security Ownership of Management and Certain Security Holders, page 31

22.	For clarity, please expand the table to provide separate columnar disclosure for each type of covered security owned. In addition, please revise to disclose security ownership as of the most recent practicable date. Please refer to Item 12(a) of Form 1-A.

Response: The Company has revised the disclosure to provide separate columnar disclosure for each type of covered security owned and to disclose security ownership as of the most recent practicable date. Please see p. 31.

Interests of Management and Others in Certain Transactions, page 32

23.	Please clarify the nature of the “applicable qualified financing” into which the promissory notes are convertible.

Response: The Company has revised the disclosure to provide that the convertible promissory notes were converted into Series B preferred stock of the Company. Please see p. 32.

Financial Statements
Note 2 – Summary of Significant Accounting Policies – Impaired and Charged-Off Loans, page F-8

24.	We note your disclosure that the Company considers a loan to be late when it has been over 7 days since last payment and that loans over 14 days since last payment are considered to be delinquent and impairments are applied. Please refer to ASC 310-10-50- 6 and revise this disclosure to clarify the Company’s policy for placing loans on nonaccrual status.

Response: Based on guidance received from its independent auditors, the Company does not believe a revision to the disclosure is required pursuant to ASC 310-10-50-6 because the Company continues to accrue interest in late and delinquent loans and as a result, such late and delinquent loans are not placed on nonaccrual status.

25.	Please revise your disclosure here or in Note 3 to the Consolidated Financial Statements to provide the disclosures required by ASC 301-10-50-14A(b) and 15 for impaired loans, as applicable.

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Response: Based on guidance received from its independent auditors with respect to the disclosures required by ASC 301-10-50-14A(b) and 15, the Company does not believe revisions to the disclosures or in Note 3 to the Consolidated Financial Statements are required since the entire pool of loans is collectively evaluated for adequacy of the allowance for loan losses, rather than any individual evaluation for impairment and ASC 301-10-50-14A(b) and 15 does not apply to homogenous loan pools, which the Company’s portfolio is comprised of. Notwithstanding the foregoing, the Company has included the amount of delinquent loans in Note 3, which states that “As of June 30, 2018 and 2017, $154,653 and $467,798, respectively, of loans were late in payment over 14 days and $71,692 and $194,631, respectively, of loans were more than 90 days past due and still accruing. As June 30, 2018 and 2017, no factored receivables were late in payment over 90 days.”

Part III. Exhibits, page I-1

26.	We note that Section 6(e) of your Form of StreetShares Notes and Section 10 of your Form of Note Investment Agreement include mandatory binding arbitration clauses. Please revise to clarify if such clauses include claims made under the U.S. federal securities laws.

Response: The Company has revised each of Section 6(e) of the Form of StreetShares Notes and Section 10 of the Form of Note Investment Agreement to provide that such mandatory binding arbitration clauses do not include claims made under the U.S. federal securities laws. Please see Exhibit 3.2 and Exhibit 4.1.

27.	We note that Paragraph 11 of your Third Amended and Restated Certificate of Incorporation provides that the Court of Chancery in the State of Delaware is the sole and exclusive forum. Please tell us whether this provision is intended to apply to claims made under the U.S. federal securities laws. We may have further comment based on your response.

Response: The Company confirms that Article III, Section 11 of the Third Amended and Restated Certificate of Incorporation of the Company is not intended to apply to claims made under the U.S. federal securities laws. Article III, Section 11 of the Third Amended and Restated Certificate of Incorporation of the Company relates to the voting rights of joint owners of stock and Section 217(b) of the Delaware General Corporation Law referenced in Article III, Section 11 relates to the ability of persons who hold securities that are in the name of two or more persons and where such securities are provided with more than one vote to apply to the Delaware Court of Chancery to appoint an additional person to act with the persons voting the shares.

General

28.	We note several seeming inconsistent disclosures in your document. Please revise or adviser regarding the references made to:

●	Your company as “growth-stage” on page 9, “mid-stage” on page 21, and “early-stage start-up” on page 24;

Response: The Company has revised the disclosures. Please see p. 9 and p. 24.

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●	Revenue generation including fees from contract financing products on page 19, but omission of that source of revenue from the disclosure on page 17; and

Response: The Company has revised the disclosures. Please see p. 17.

●	How proceeds from this offering will be invested, including differing disclosures in the first and third paragraphs under “StreetShares Notes” on page 20.

Response: The Company has revised the disclosures. Please see p. 20.

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We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Mark Rockefeller, Chief Executive Officer
StreetShares, Inc.

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